SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 0-18311

NEUROGEN CORPORATION 401(k) RETIREMENT PLAN
(Full title of plan)

Neurogen Corporation
35 Northeast Industrial Road
Branford, Connecticut 06405
(203) 488-8201

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Neurogen Corporation 401(k) Retirement Plan
Financial Statements

Index

Report of Independent Auditors

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

Exhibit Index

Note – Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
Neurogen Corporation 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Neurogen Corporation 401(k) Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Hartford, Connecticut
June 20, 2003

Neurogen Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets:
Investments (See Notes 3 and 4)	$ 6,382,354	$ 7,392,426

Receivables:
Employer contributions	177,562	173,296
Participant contributions	-	27,605

Total receivables	177,562	200,901

Total assets	6,559,916	7,593,327

Liabilities:
Excess contributions payable	11,655	-

Total liabilities	11,655	-

Net assets available for benefits	$ 6,548,261	$ 7,593,327

The accompanying notes are an integral part of the financial statements.

Neurogen Corporation 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions to net assets attributed to:

Contributions received or receivable from:

Employees	$ 1,297,058
Employer	777,531

Total contributions	2,074,589

Dividends and interest income	72,274

Total additions	2,146,863

Deductions from net assets attributed to:
Net depreciation in fair value of investments	(2,618,072)
Benefits paid	(552,457)
Administrative expenses	(21,400)

Total deductions	(3,191,928)

Net decrease	(1,045,066)

Net assets available for benefits:

Beginning of year	7,593,327

End of year	$ 6,548,261

The accompanying notes are an integral part of the financial statements.

Neurogen Corporation 401(k) Retirement Plan
Notes To Financial Statements

1. Description of the Plan:

General

The Neurogen Corporation 401(k) Retirement Plan (the "Plan") is a defined contribution plan administered by Neurogen Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). All full-time employees of the Company are eligible to participate in the Plan on the first day of a calendar quarter following the date on which the employee first completed an hour of service. The following is a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions

Employee contributions
Employees may elect to contribute up to the full amount of their compensation or $11,000 whichever is less. Employees who turn 50 during the calendar year may elect to make an additional $1,000 contribution for the year 2002. Contribution rates may be changed on the first day of a calendar quarter. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 19 mutual funds, 5 pooled investment funds and Neurogen common stock as investment options for participants. The investment options may be changed daily by participants.

Employer contributions
The Plan was amended as of January 1, 2002 to allow for a discretionary match from the employer. For the years ended December 31, 2001 and 2002 the Company matched the employee's contribution in an amount equal to 100% of the participant's contribution up to 6% of the participant's gross pay. The matching contribution was made on a quarterly basis and was composed of two parts. One-third of the contribution was in cash that may be invested in any of the investment funds offered. The other two-thirds was in Neurogen common stock and may not be transferred to another investment fund. As of January 1, 2003, the Plan was amended so that the discretionary employer match, if any, would be invested entirely in Neurogen common stock and could not be transferred to another investment option.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's matching contribution and Plan earnings, and charged with an allocation of trustee fees as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants vest in employer matching contributions and related earnings at a rate of 25% for each year of credited service, as defined in the Plan document, and are 100% vested after four years of credited service. Participants are vested immediately in their contributions plus actual earnings thereon.

Loans and Withdrawals
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loan terms vary with the maximum being ten years. The loans are collateralized by the balance in the participant's account and bear interest at a rate of 1% over the prime rate.

A participant may withdraw all or any portion of their vested account resulting from their contributions and earnings thereon, subject to proof of hardship due to an immediate and significant financial need as further described in the Plan document. The Plan administrator, in accordance with nondiscriminatory standards applied uniformly to all participants, similarly makes the determination of financial hardship.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in their account. If a participant terminates employment but termination is not due to death, disability or retirement, and the participant is not yet 65, the participant may keep their account balance in the Plan if it is greater than $5,000 or elect a lump-sum distribution. If the participant chooses a lump-sum distribution, the distribution will occur as soon as practicable after the participant has completed the proper form providing instruction as to where the funds should be transferred.

Forfeited Accounts

Forfeitures are utilized to reduce the employer contribution and/or pay Plan expenses which would otherwise be paid by the employer. During 2002, employer contributions were reduced by $29,523 of forfeited nonvested accounts. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $12,876 and $12,931, respectively.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and, where applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of the mutual funds, pooled investment funds, and Neurogen common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

The pooled investment and mutual fund accounts are stated at fair value, which is based upon quoted market prices that represent the net asset value of shares held by the Plan at year-end. The Neurogen common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

Purchases and sales are recorded on a trade-date basis and interest income is recorded on the accrual basis.

Plan Expenses

Trustee fees are charged and allocated against participant accounts, as defined, and participants pay loan administrative expenses of $75 per loan. In addition, the Company incurred record keeping expenses of approximately $9,000 for the Plan year 2002, which were not charged to the Plan.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

December 31,
	2002	2001

Fidelity Contrafund, 26,996 and 26,726 shares, respectively	$ 1,042,050	$ 1,143,090

Vanguard Primecap Fund, 16,023 and 15,650 shares, respectively	$ 619,467	$ 806,266

UST Diversified Value Fund, 19,618 and 21,805 shares, respectively	$ 517,918	$ 692,315

Vanguard 500 Index Fund, 5,500 shares at December 21, 2002	$ 448,592	-

Fidelity Select Technology Fund, 11,827 and , 8,024 shares, respectively	$ 445,868	$ 486,252

Neurogen Corporation restricted common stock, 181,092 and 70,462 shares, respectively	$ 404,486*	$ 1,241,309*

Vanguard Healthcare Fund, 3,451 shares at December 21, 2002	$ 331,811	-

*Non-participant directed

During 2002, the Plan's investments (including realized gains and losses and the unrealized appreciation (depreciation) on those investments) depreciated in value by $2,618,072 as follows:

Common stock	$ (1,493,781)
Pooled investment and mutual funds	(1,124,291)
Pooled investment and mutual funds	(1,124,291)

$ (2,618,072)

4. Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 31,
	2002	2001

Net Assets: Neurogen restricted common stock	$ 404,486	$ 1,241,309

Year Ended December 31, 2002

Contributions	$ 553,174
Net depreciation	(1,318,532)
Benefits paid to participants	(68,368)
Administrative expenses	(3,097)

Change in Net Assets	$ (836,823)

5. Related-Party Transactions

Certain Plan investments are shares of short-term investment funds managed by the Bank of Texas, N.A. ("Alliance"). The Bank of Texas, N.A., is a subsidiary of the Bank of Oklahoma and is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Alliance during 2002 totaled $21,400.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7. Tax Status

The Company has adopted the prototype plan of the Bank of Oklahoma, the record keeper. The Bank of Oklahoma prototype plan has been amended and restated to incorporate the applicable provisions of recent tax law changes. The IRS has determined and informed the Bank of Oklahoma by letter dated August 30, 2001 that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since August 30, 2001. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Neurogen Corporation 401(k) Retirement Plan
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral,par, or maturity value	(d) Cost	(e) Current value

*	Neurogen Corporation	Restricted common stock, par value $.025, 181,092 shares	$1,834,125	$404,486
*	Neurogen Corporation	Unrestricted common stock, par value $.025, 24,474 shares	**	59,873
*	Participants	Participant loans with interest rates between 5.75% and 9.5%, maturity dates ranging from July 2003-March 2008, collaterized by participant account balances	-	130,465
	Fidelity Group	Fidelity Contrafund, 26,996 shares	**	1,042,050
	Vanguard Group	Vanguard Primecap Fund, 16,023 shares	**	619,467
	Alliance Capital	Sanford Bernstein Diversified Value Collective Trust, 19,618 shares	**	517,918
	Vanguard Group	Vanguard 500 Index Fund, 5,500 shares	**	448,592
	Fidelity Group	Fidelity Select Technology Fund, 11,827 shares	**	445,868
	Vanguard Group	Vanguard Health Care Fund, 3,451 shares	**	331,811
	Janus	Janus Worldwide Fund, 8,454 shares	**	274,197
	Janus	Janus Mercury Fund, 14,023 shares	**	206,983
	Janus	Janus Balanced Fund, 11,151 shares	**	199,380
	Harbor Fund	Harbor Bond Fund, 16,316 shares	**	195,870
	Royce Funds	Royce Total Return Fund, 19,878 shares	**	166,873
	Vanguard Group	Vanguard High Yield Corporate Fund, 26,319 shares	**	155,851
	Alliance Capital	Alliance Bernstein Exchange Reserves, 142,970 shares	**	143,022
	T. Rowe Price Funds	T. Rowe Price Equity Income Fund, 7,133 shares	**	141,169
	Janus	Janus Olympus Fund, 6,907 shares	**	138,133
	Harbor Fund	Harbor International Fund, 4,954 shares	**	134,663
	Vanguard Group	Vanguard Long Term Bond Index Fund, 10,954 shares	**	128,419
	Franklin Group of Funds	Franklin Small Cap Growth Fund, 4,508 shares	**	98,961
	Vanguard Group	Vanguard Wellington Fund, 3,814 shares	**	93,683
	Alliance Capital	Alliance Balanced Shares Fund, 5,726 shares	**	75,527
	T. Rowe Price Funds	T. Rowe Price Mid-Cap Growth Fund, 1,935 shares	**	60,058
	Alliance Capital	Alliance Conservative Investors Fund, 5,274 shares	**	52,480
	Vanguard Group	Vanguard Specialized Energy Fund, 2,250 shares	**	52,198
	Sanford C. Bernstein & Co., Inc.	Sanford Bernstein Intermediate Duration Bond Fund, 1,938 shares	**	25,734
*	Alliance Trust Company	American Performance Cash Management Fund	**	38,623

				$ 6,382,354

* Identified as a party in interest
** Cost information has been omitted for participant-directed investments

Neurogen Corporation 401(k) Retirement Plan
Supplemental Schedule
Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2002

Series of transactions exceeding 5% of current value of Plan assets as of January 1, 2002.

(a) Identity of party involved	(b)Description of asset (include interest rate and maturity in case of a loan)	(c)Purchase price	(d) Selling price	(e) Lease rental	(f) Expense with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

Neurogen Corporation*	Neurogen Corporation Restricted Stock	$ 546,441	N/A	$ -	$ -	$ 546,441	546,441	$ -
Neurogen Corporation*	Neurogen Corporation Restricted Stock	N/A	$71,464	$ -	$ -	$212,891	$71,464	$141,427

*Identified as a party in interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934,the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Neurogen Corporation 401(k)Retirement Plan

Date: June 27, 2003	By: /s/ STEPHEN R. DAVIS Stephen R. Davis Executive Vice President and Chief Business Officer

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Auditors
99.1	Certification Pursuant to 18 U.S.C. Section 1350, As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-07957) of Neurogen Corporation of our report dated June 20, 2003 relating to the financial statements of the Neurogen Corporation 401(k) Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Hartford, Connecticut
June 27, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Neurogen Corporation 401(k) Retirement Plan (the “Plan”) on Form 11-K for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Stephen R. Davis, Executive Vice President and Chief Business Officer of Neurogen Corporation, acting as a designated representative of Neurogen Corporation in its capacity as the Plan Administrator of the Plan, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: /s/ STEPHEN R. DAVIS
Executive Vice President and Chief
Business Officer, Neurogen Corporation
as designated representative of Neurogen
Corporation, the Plan Administrator of the
Neurogen Corporation 401(k) Retirement Plan